EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162546 on Form S-8 and to the use of our reports dated May 21, 2020 relating to the financial statements of Silvercorp Metals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended March 31, 2020.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
June 23, 2020